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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004

                        Commission File Number 000-30374

                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  [X]   Form 40-F [ ]

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes [ ]    No  [X]

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes [ ]    No  [X]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ]    No  [X]

      (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     )
                                                  ---

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      Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

      Exhibit 99.1: the Company's quarterly report for the period from January 1, 2004 to March 31, 2004 (originally prepared in Korean in accordance with the applicable laws of Korea), filed with the Financial Supervisory Commission of Korea on May 15, 2004.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     KOREA THRUNET CO., LTD.

Date: November 5, 2004               By: /s/ Seog Won Park
                                         -----------------
                                     Name: Seog Won Park
                                     Title: Receiver / Chief Executive Officer